## Contact

www.linkedin.com/in/tyler-
bramlett-250844114 (LinkedIn)

## Top Skills

Email Marketing

Social Media

Marketing

## Publications

27 Body Transformation Habits

# Tyler Bramlett

Head Coach and Co-Founder at WeShape

Santa Cruz, California, United States

## Summary

Tyler is a self taught entrepreneur with a track record of building successful businesses and products in the direct to consumer health and fitness niche. Some achievements include:

- 3 time Inc. 500 CEO with 1977% growth over 3 years (#395 - 2016, #352 - 2017 & #245 - 2018)
- Designed and optimized sales processes responsible for over $200,000,000 in direct to consumer online sales in the health and fitness niche
- Scaled first online business to $2,000,000 revenue with 1 employee
- Has helped tens of thousands of people to transform how they look and feel

He is skilled at:
- Learning New Skills Efficiently
- Marketing & Growth
- Product Design & Optimization
- Copywriting
- Data Analysis
- Sales Funnel Optimization
- Paid Customer Acquisition
- Inspirational Leadership
- Having Grit That NEVER Quits!

On a personal level, Tyler is relentless in his focus and discipline towards optimizing human health and longevity as well as mental, emotional and spiritual development. He loves breath-work, meditation, personal development, hand-balancing, gymnastics, yoga, weightlifting, mountain biking, paddle boarding, jiu jitsu, deep conversations, hot saunas, cold water and nature. He's also a family man and proud father to 2 incredible little girls :-).

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# Experience

## WeShape
Head Coach & Co-Founder
January 2015 - Present (7 years 11 months)
Santa Cruz, California, United States

WeShape is on a mission to end toxic weight loss culture by encouraging our members that they are not just a number on a scale. Instead, we remind them that the most important thing for them to focus on is how they feel in their body. It's not about how you look, it's about how you feel!

To do this, we've designed the a workout system with the intention of delivering personalized workouts that exceed the results you'd get from a personal trainer. We do this by combining the most up to date information on exercise science and biomechanics with incredibly produced content and our patent pending technology to turn your smartphone into your personal trainer.

Our workouts are personalized to each user based on your goals, your capabilities and your availability. On top of this, our goal is to democratize personal trainer quality workouts for the masses!

## Warrior Management Inc
Founder/ President
January 2019 - Present (3 years 11 months)
Santa Cruz County, California, United States

Email list management agency with goals of maximizing email revenue of our clients in the health and fitness space.

A Leader In Using Innovative Email Technology & Cutting Edge Marketing Tactics To Become A Highly Successful Botique Email Agency

Generated Over $32,000,000 For Our Clients Since 2019

Experts in Deliverabiltiy, Email Open Metrics, Click Through Rates and Converting Leads into Customers through direct-response email marketing

## Warrior Mentors LLC
Founder/ Managing Member
July 2019 - Present (3 years 5 months)
Santa Cruz County, California, United States

Consulting Firm That Focuses On Business Coaching and Partnering With Consumer Facing Health And Fitness Companies To Help Them Sustainably Scale Sales Of Their Products.

Partners With Clients To Help Them Go From One Person Companies Struggling To Succeed To Doing Over $10,000,000 Annually In Sales.

A Recent Client Has Gone From Generating Just Over $100,000 In Annual Sales To Being On Track To Generate Over $50,000,000 In Annual Sales This Year. Accomplished This In Just 4 Years.

Consulted With One of The Fastest Growing Supplement Brands To Help Increase Day 1 Average Order Value By 22% In Just 60 Days.

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## Education

Harbor High School
· (1999 - 2003)